Exhibit 12

PHH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended December 31,
	2007	2006	2005	2004	2003

Earnings available to cover fixed charges:
(Loss) income from continuing operations before income taxes and minority interest	$(45)	$(4)	$159	$172	$333
Plus: fixed charges	492	477	360	262	246

Earnings available to cover fixed charges	$447	$473	$519	$434	$579

Fixed charges(1):
Interest expense, including amortization of deferred financing costs	$480	$465	$348	$250	$235
Interest portion of rental payment	12	12	12	12	11

Total fixed charges	$492	$477	$360	$262	$246

Ratio of earnings to fixed charges	0.91x(2)	0.99x(2)	1.44x	1.66x	2.35x

(1)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

(2)	Earnings were deficient to cover fixed charges by $45 million and $4 million for the years ended December 31, 2007 and 2006, respectively.